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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Brookfield Asset Management Inc.
(f/k/a Brascan Corporation)
(Name of Issuer)
Class A Limited Voting Shares, no par value
(Title of Class of Securities)
112585 104
(CUSIP Number)
January 10, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	112585 104	Page	2	of	6

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	BAM Investments Corp. (formerly BNN Investments Ltd.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ Joint filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5	SOLE VOTING POWER:

NUMBER OF		40,511,485

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,496,185

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,511,485

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	10.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	112585 104	Page	3	of	6

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	BAM Split Corp. (formerly BNN Split Corp.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ Joint filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,015,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	30,015,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	7.75%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	112585 104	Page	4	of	6
Item 1(a).	Name of Issuer

Brookfield Asset Management Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada

Item 2(a).	Name of Persons Filing

BAM Investments Corp. (formerly BNN Investments Ltd.) BAM Split Corp. (formerly BNN Split Corp.)

Item 2(b).	Address of Principal Business Office or, if none, Residence

181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Canada

Item 2(c).	Citizenship

Province of Ontario, Canada

Item 2(d).	Title of Class of Securities

Class A Limited Voting Shares, no par value

Item 2(e).	CUSIP Number

112585 104

Item 3.	Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:
See item 9 of cover pages.
(b)	Percent of Class:
See item 11 of cover pages.

CUSIP No.	112585 104	Page	5	of	6
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

See item 5 of cover pages.

(ii)	shared power to vote or to direct the vote:

See item 6 of cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See item 7 of cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See item 8 of cover pages.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No.	112585 104	13G	Page	6	of	6
Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 12, 2007.

BAM INVESTMENTS CORP.
By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BAM SPLIT CORP.
By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	Chairman